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                                                                 EXHIBIT (a)(14)

                    [LETTERHEAD OF BANQUE NATIONALE DE PARIS]


                                February 2, 1999


Managed Health Care Associates, Inc.
25-A Vreeland Road
Suite 203
PO Box 789
Florham Park, NJ  07932-0789

Attention:  Mr. Sandy Irene


                                   COHR, Inc.

Dear Sirs:

         Based on our discussions concerning Managed Health Care Associates, Inc.'s proposed acquisition of COHR, Inc., a publicly-held corporation ("COHR"), Banque Nationale de Paris ("BNP") is pleased to advise you that, based on the information currently available to it concerning such proposed acquisition and assuming completion by you and BNP of a due diligence investigation with respect to the assets and businesses of COHR and its subsidiaries in scope, and with results, satisfactory to you and it, including satisfaction as to the status of pending litigation and the operating performance of MasterPlan, BNP is highly confident that it would be able to arrange a syndicate of lenders for the proposed financing necessary to complete the acquisition at a price of $7 per share (proposed financing needs total $46 million plus closing costs), subject to final agreement MHA, MHA shareholders, and BNP of final terms, conditions, and pricing for such facilities. In offering this undertaking, please be advised that BNP's expression of confidence is based on its experience in syndicating loans of this nature and also assumes the absence of any material adverse change in loan syndication or financial or capital market conditions generally from those currently in effect.

         You agree that this letter is for your confidential use only and will not be disclosed by you to any person other than to COHR and to your and its accountants, attorneys and other advisors, and then only on a "need to know" basis in connection with evaluating the proposed acquisition and on a confidential basis. You agree that you will permit BNP to review and approve any reference to BNP contained in any press release or similar public disclosure prior to public release.



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         Please evidence your acceptance of the provisions of this letter by signing a copy of this letter and returning it to the undersigned.

                                        Very truly yours,

                                        BANQUE NATIONALE DE PARIS


                                        By_____________________________________
                                           Title:

                                        By_____________________________________
                                           Title:


ACCEPTED this 2nd day
of February, 1999

MANAGED HEALTHCARE ASSOCIATES, INC.


By_________________________________
    Title: